Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Team Member Q&A – Updated 7/31/06

Providing Team Members with current, relevant information about the transition is a high priority for ADIC and its impact on Team Members. The initial questions listed below are questions that we expect many Team Members already have regarding the proposed merger. We encourage you to use the Questions Box feature on this website to ask additional questions. Incoming questions will be monitored by the ADIC HR staff, and frequently-asked questions will be posted to this Q&A (and identified as “New”) on a regular basis. If you have immediate or personal questions please feel free to contact your manager or Human Resources.

Note: The information presented below regarding benefits, retention, and severance applies to US Team Members only. International benefits and severance practices will be addressed and communicated separately.

NEW! Q: I currently own ADIC stock. This is either in a stock broker account or actual stock certificates (for example the 100-share certificate that ADIC distributed to certain Team Members last year). What will happen to my ADIC stock when the deal closes?

A: In general, unless you make an election to receive Quantum stock (discussed in the next paragraph), you will receive cash of $12.25 per share. Shares held in your brokerage account will be exchanged for cash automatically on or about August 18th, the anticipated closing date of the Merger. For any physical shares (i.e., certificates) you own, you will need to either mail them into the exchange agent for the Merger according to instructions in the stock election form that was mailed to you, or you will need to deposit them into your brokerage account before the closing date of the Merger. Your broker can tell you how to deposit your shares into your brokerage account.

At current prices of Quantum stock (this being written in the last full week of July 2006), we assume that Team Members will not elect to receive any portion of their Merger consideration in the form of Quantum stock. ADIC shareholders have the option to elect to receive (subject to proration) 3.461 shares of Quantum shares for each share of ADIC stock that they own. However, the 3.461 to 1 conversion ratio is based on a fixed valuation for Quantum stock that is much higher than where the Quantum stock has been trading recently. The table on page 7 of the Proxy Statement/Prospectus and the related text is informative. At current prices of Quantum stock, any ADIC shareholders wishing to own Quantum shares after the Merger may do better to take their cash consideration from the Merger and purchase those shares on the open market.

Assuming an ADIC shareholder wishes to receive only cash consideration in the Merger, other than mailing in or depositing his or her share certificates as described above, that ADIC shareholder has nothing more to do. Cash is the default consideration in the Merger. An affirmative election is required to receive Quantum stock.

NEW! Q: I have vested ADIC stock options that I have not exercised. What happens to these when the merger closes?

A: Vested Team Member stock options that are not exercised as of the closing date of the Merger will be assumed by Quantum after the close of the Merger. Aside from the fact that the options will be converted into options to acquire Quantum and not ADIC stock, the terms and conditions of the options such as the vesting schedule and expiration dates, will remain the same. The conversion of options to acquire Quantum stock instead of ADIC stock will mean that the number of options and the exercise price will need to be adjusted. The precise method for doing this is described in detail on page 70 of the Proxy Statement/Prospectus. This conversion will occur automatically upon close, so you will not need to take any action in connection with the conversion of your stock options.

If you want to receive cash for your vested ADIC stock options instead of allowing them to be converted automatically into Quantum stock options, you must do one of two things. First, subject to ADIC’s insider trading policy, you can do a cashless exercise prior to close. Alternatively, you can buy ADIC shares prior to close by exercising your vested ADIC stock options and hold those shares until the close. Upon close, assuming you do not make an election to receive Quantum shares, you will automatically receive cash in exchange for your ADIC shares.

NEW! Q: I have ADIC options that vest in August 2006. Let’s assume that they vest before the deal closes. Are there any special conditions for these options?

A: As noted above, for ADIC Team Member options, the same terms and conditions that applied to the options before the close of the Merger continue to apply after the close. The only changes relate to the fact that the options are for Quantum stock not ADIC stock.

NEW! Q: What happens to my unvested ADIC options?

A: Just as for vested Team Member stock options, unvested Team Member stock options are also to be assumed by Quantum after the close of the Merger. Aside from the fact that the options will be converted into options to acquire Quantum and not ADIC stock, the terms and conditions of the options (e.g., the vesting schedule and expiration dates) will remain the same. The number of options and the exercise prices will be adjusted as described above for vested stock options, and as with vested stock options, you will not need to take any action in connection with the conversion of your stock options.

NEW! Q: What happens to my vested and unvested options if I am involuntarily terminated? I have heard that if I am involuntarily terminated within two years of the close date then all of my unvested options will immediately vest. Is this true? How long will I have to exercise the vested options?

A: It is true that the plans under which ADIC’s Team Member stock options are currently outstanding provide for accelerated vesting in the event that a Team Member’s employment is terminated within two years after a corporate transaction such as the Merger other than (i) by the successor corporation for Cause (as defined in the plan, e.g., dishonesty, fraud, misconduct, etc.) or (ii) by the Team Member without Good Reason (also as defined in the plan, e.g., a reduction in the Team Member’s status, title, position or responsibilities, etc.).

In the event that a Team Member’s options are accelerated based on the foregoing, the Team Member generally has three months after his or her termination date to exercise his or her vested options. That period is obviously shortened to the extent that vested options are scheduled to expire before the end of the three-month anniversary of the Team Member’s termination date.

NEW! Q: Is there a possibility of ADIC working with a broker to minimize transactions fees?

A: To the extent Team Members are contemplating entering into ADIC stock or stock option transactions through Smith Barney prior to the close of the Merger, Smith Barney has assured us that ADIC Team Members qualify for their lowest institutional rate. To exercise options with cash (cash exercise) the fee is $20. To exercise and simultaneously sell (cashless exercise) the fee is $0.06 per share for 1 to 9,999 shares and $0.05 for 10,000 or more shares, subject to a minimum fee of $25.

Payment of cash consideration for shares held by Team Members as of the closing date (whether acquired through the ESPP, exercise of stock options or otherwise) will be free of any transaction costs to ADIC shareholders. Quantum will pay an exchange agent to remit $12.25 per share to ADIC shareholders, so ADIC shareholders will bear no transaction fees in the Merger.

Q: In the document that describes retention benefits it states that “An individual who is asked to relocate to a new work location no more than 50 miles from the present location will not be eligible for Severance. Anyone offered a position more than 50 miles from the present work location would have the option to accept the position or receive Severance.” Are the 50 miles calculated by air miles or driving miles from the current office location?

A: Because it is part of our documented plan, Quantum’s 50 mile policy is applied consistently in all severance and relocation situations. The 50 mile calculation is based on the distance from one site location to another and does not factor in the distance from a residence. The distance between two sites is measured as a straight line distance to remove any ambiguity regarding the shortest driving distance between the sites. In determining site locations, Quantum does analyze address data to make sure a change is viable for the majority of employees and minimizes disruption to the business.

Q: Are there any plans to try and ensure retention of any of ADIC’s leadership team (directors and above). The published retention plan is quiet on that point so what incentive do senior Team Members have to remain here?

A: Establishing the most effective leadership team for the combined company is an important objective for Quantum and is a major focus of the integration planning efforts that are currently underway. The Retention Plan is focused on Team Members below director level in recognition of the fact that Team Members who are directors and above already have significant professional and financial incentives to remain through the closing of the transaction and beyond. The primary professional incentive, as for all Team Members, is the opportunity to be part of a larger, more substantial enterprise after the merger closes than ADIC is on its own today. The financial incentives are described in the original communications about retention and severance benefits.

Q: Often during cash-for-stock transactions there is a fee assessed. Can we expect a fee to be assessed at the time of the cash transaction from Quantum? Is there a possibility of waiving this fee? Are there any other charges we can expect which might come from Smith Barney at the time the transaction with Quantum closes?

A: There will be no fee charged on any cash payments by Quantum for ADIC stock in the merger transaction itself. This is true whether or not the stock is held by ADIC Team Members or third parties, and whether or not ADIC Team Members acquired their stock through ESPP purchases or purchases on the open market. To effect the exchange of merger consideration for ADIC stock, Quantum has engaged an exchange agent and will pay that agent to effect the exchange.

Normal transaction fees will apply to any sale of stock or cashless exercise of ADIC stock options that are not part of the merger transaction. Accordingly, if a Team Member, before or after the merger transaction, (a) makes a cashless exercise of stock options, or (b) sells stock acquired through ESPP or otherwise, normal transaction fees will apply.

Q: Quantum has a different policy for time off than ADIC. Can you explain the differences in more detail and provide an update on what will happen to Team Members’ accrued FTO through the transaction?

A: Unlike ADIC’s FTO Plan, Quantum currently has separate time-off policies for vacation, sick days, and holidays. Vacation time is accrued based on years of service and does not distinguish between job grades or commissioned or non-commissioned status. For example, under Quantum’s current plan eligible individuals with up to three years of service accrue up to ten days of vacation per year. Sick time is granted based on exempt or non-exempt status. Non-exempt individuals are granted six (6) sick days every January 1. Exempt individuals may be granted time off for a personal illness at the discretion of the department manager. The holiday schedule is a fixed schedule for everyone.

Under the current ADIC FTO Plan, eligibility and accrual schedules are based on job grades and whether or not a Team Member is commissioned or non-commissioned. The accrual schedule (based on years of service) is the same for all individuals except directors and vice presidents.

Quantum and ADIC are currently reviewing the time-off policies of both organizations. We are working toward developing a competitive yet cost effective time-off policy for the combined enterprise, and on a plan to transition to that policy. Once a final policy is established, we will communicate it to Team Members along with any details on transition, next steps and key dates.

Q: When will Team Members be able to find out more information on the medical plan offered by Quantum?

A: ADIC’s medical benefits will apply at least through closing of the transaction and probably for the remainder of this year. As we near the point at which ADIC Team Members will be asked to transition to a new plan, we will communicate the details of that plan at that time.

Between now and then, Quantum will be reviewing its medical plan. If you have particular questions about continuation of coverage, please contact your business partner in HR.

Q: Will the vanpool program continue under Quantum? If so, will the Quantum contribution remain at the present ADIC level?

A: Quantum and ADIC are still in the process of gathering and sharing information on ADIC’s vanpool program. Quantum’s HR representatives are aware of the popularity of the program with ADIC Team Members. We will keep Team Members apprised of any plans that are adopted with respect to ADIC’s vanpool program.

Q: ADIC has Team Members that work from a home office; are the Quantum policies for home based individuals comparable with ADIC’s policies?

A: Quantum also has individuals who work from a home office. Managers at Quantum have the discretion within their functions to approve telecommuting as an alternative work arrangement if it is consistent with sound business practices. As we progress with integration planning we will review the existing practices and will communicate any changes.

Q: For branding purposes, does Quantum intend to keep using the ADIC name on its products and user documentation? (E.g., “ADIC, a subsidiary of Quantum”)

A: It’s too early in the process to have answers regarding branding decisions. These issues will be addressed by the Sales/Marketing integration team. After a successful close of the transaction, we will have more definitive guidance on sales and marketing strategies and direction.

Q: I went to the transaction website and looked at the leadership link. What is the significance of the blue vs. wheat colored boxes on the organization chart?

A: The Leadership Team Members shown in the blue boxes report to Rick Belluzzo, Quantum’s Chairman and CEO. The Leadership Team Members shown in the wheat-colored boxes report to Howard Matthews, Quantum’s President and COO.

Q: Will the merger affect visas, extensions and/or green card applications currently sponsored by ADIC?

A: Upon successful close of the transaction, responsibility for immigration cases pending on ADIC’s behalf will transfer to Quantum. For individuals offered ongoing positions in the combined organization we do not anticipate that visas, extensions and/or green card applications currently in process would be affected.

Q: If relocation is a condition of employment with Quantum after the transaction closes, would the affected Team Member become ineligible for a severance package by declining the position?

A: Quantum’s severance plan provides that severance would not be provided if an offered position is no more than 50 miles from the current work location and has comparable salary and responsibilities (as reasonably determined by Quantum).

Q: What will be the impact on Flex Spending Accounts for medical and/or daycare expenses?

A: All Flexible Spending Accounts will continue as normal through December 31, 2006. You will not need to make any changes if you are already enrolled.

Q: If an ADIC Team Member formerly worked for Quantum will they get credit for their previous time with Quantum?

A: Your current tenure with ADIC will carry over to your employment with Quantum. In addition, if you have prior employment with Quantum, that time may be relevant to vacation accrual and/or 401k as follows:

•	Vacation accrual takes prior Quantum service into account if the date you start working for Quantum again is within 2 years of the date your previous employment with Quantum ended

•	401k vesting takes prior Quantum service into account if the date you start working for Quantum again is within 5 years of the date your previous employment with Quantum ended.

Q: Does Quantum have a comparable stock purchasing plan?

A: Yes, ADIC and Quantum currently have similar stock purchase plans. Both plans permit Team Members to purchase stock twice a year, and allow for purchases at 85% of the lesser of fair market value on the first or last day of the relevant purchase period.

Q: Who is Quantum?

A: Quantum is a global leader in storage, delivering highly reliable backup, recovery and archive solutions. Organized into three product groups – Removable Storage Devices, Tiered Storage Systems and Media Storage Solutions – Quantum provides tape drives and media, removable disk drives, tape autoloaders and libraries, disk-based backup systems, and services. Quantum was founded in 1980.

The company is headquartered in San Jose, CA, and has U.S. offices in Irvine, CA, Costa Mesa, CA, Santa Maria, CA, Boulder, CO, and Colorado Springs, CO. Quantum also has offices in Switzerland, England, the United Kingdom, Scotland, Singapore, Japan and a large manufacturing facility in Malaysia. Quantum employs about 2400 people worldwide.

Q: Assuming that the merger is completed, how will the two companies be integrated?

A: The combination of ADIC with Quantum which is the subject of the definitive agreement signed on May 2nd is subject to approval by ADIC shareholders and US and international regulators. We expect the closing to occur in August or September of this year.

A team made up of representatives from both companies is working to create an integration plan. The implementation of that plan will occur after the close of the transaction. Quantum has communicated that their intention is to optimize the combination of the existing products, systems, processes and people of the two companies.

Q: What are the advantages of staying with ADIC during this time of change and transition?

A: The period leading up to and including close of the merger will be a time of transition and some uncertainty, but there are compelling reasons to remain through the completion of the merger and beyond, and to focus on delivering great results pending and after the closing. First, the combination of ADIC and Quantum will present increased career opportunities for most ADIC Team Members. As described in the press release and Peter van Oppen’s accompanying email, by bringing together two leading independent backup, recovery and archive providers, and their complementary strengths, we expect to create a more substantial, innovative, and successful business than either company could have become on its own. This means increased opportunity for current Team Members.

In addition there are potential financial rewards for remaining through the transition and being successful up to and after close. Our agreement with Quantum provides up to $5 million in potential retention benefits. A summary of those benefits is available on this website. These retention benefits are in addition to our existing ADIC Bonus Plan, stock options and other incentives.

Q: Will I receive a severance package in the event my position is eliminated?

A: Team Members whose positions are eliminated as a result of this transaction will be eligible for severance benefits. Eligibility will be subject to several factors, including successfully completing transition performance objectives and working through a designated exit date. Severance benefits will include continuation pay, lump sum severance, benefit continuation, option acceleration and, in certain cases, outplacement services.

Team Members who leave voluntarily or who are terminated for cause during the transition period (i.e., before their designated exit date) will not be eligible for severance benefits.

Q: Will my salary remain the same?

A: No unscheduled salary adjustments are expected prior to close. A modified APIX process for non-commissioned Team Members and subsequent annual increases will continue as previously scheduled. Any APIX salary increases are expected to be effective approximately July 31, 2006 for non-commissioned Team Members. A closing of the merger prior to July 31, 2006 could affect the effective date of salary increases.

Post-closing adjustments to salaries and compensation generally will be addressed during the integration planning process and, over the long term, by management of the combined enterprise. Such adjustments, if any, will depend on a variety of factors including external market competitiveness and internal equity considerations.

We will communicate any changes in compensation in a timely fashion as appropriate, either before or after close of the transaction.

Q: Will there be any changes to my benefits?

A: ADIC does not plan to materially change any of the benefit offerings between now and closing. The exact timing of any benefit plan integration will be decided upon by the integration committee and communicated as soon as possible after the plan is developed and approved. Quantum is committed to providing benefits that are similar to or better than our current ADIC Plans. Brief details on Quantum’s current plans can be viewed at http://www.quantum.com/AboutUs/Careers/CareerBenefits/Index.aspx. Additional details will be made available later on this website.

Q: Will length of service be re-calculated from the date of the transaction close?

A: No, a Team Member’s length of service will not be re-calculated from the date of the transaction close. Your current tenure with ADIC will carry over to your employment with Quantum.

Q: Will my FTO accrued time be carried over?

A: Exactly how FTO will be treated and integrated into the vacation policy for the combined enterprise is among the many important details that the integration team will be addressing soon. As soon as a determination is made on this and other transition issues, we will notify Team Members through this website. If a Team Member terminates before the date the transaction closes, all accrued FTO will be paid out as per ADIC’s usual termination process.

Q: What happens to our stock options?

A: After the transaction closes, Quantum will assume liability for ADIC stock options held by Team Members. This means that ADIC stock options will become Quantum stock options after the close.

The number of options and exercise prices for ADIC stock options will be adjusted by an Option Ratio. The Option Ratio will equal $12.25 divided by the average of the closing prices for one share of Quantum stock for the ten trading days prior to the closing date of the merger. The number of Quantum stock options a Team Member will be eligible for will equal the product of that Team Member’s ADIC stock options multiplied by the Option Ratio. The exercise price for an ADIC stock option will be correspondingly reduced. It will equal the quotient of the original ADIC exercise price divided by the Option Ratio. The number of options and strike price will be rounded down to the nearest whole number of shares or cents, respectively.

Vesting and expiration schedules will not change. If a Team Member’s position is eliminated as a result of the merger, vesting of his or her options may accelerate.

Q: Will I have the opportunity to apply for positions at Quantum in the event my position is eliminated?

A: Yes, in the event your position is eliminated you will have the opportunity to apply for positions at Quantum for which you are qualified. However, prematurely applying for and accepting employment outside of ADIC, even at Quantum, will disqualify you from being eligible for any retention or severance benefits.

Q: Should I contact my counterpart in Quantum to begin the transition?

A: You should not contact your counterpart at Quantum to discuss post-merger integration, nor should you engage in such discussions with anyone at Quantum who might contact you to discuss integration issues, unless you are instructed to do so by your manager. Please remember that we are still separate companies and must continue to operate separately until regulatory approvals are obtained and the transaction is closed.

Q: Can I talk to any of my friends or contacts at Quantum?

A: You may continue to have personal conversations with Quantum employees or conversations that are part of your day-to-day responsibilities at ADIC. However, please remember that we need to operate separately until regulatory approvals are obtained. Please avoid discussing matters with any contacts at Quantum that might suggest that we are operating as a combined company before the close. This includes discussing matters such as post-merger integration, customers or pricing.

Q: Where can I learn more about the transaction?

A: We’ll be communicating more information as the transition team makes progress in its transition planning. This website is devoted to keeping you up to date on transaction news, and also includes a Questions feature that allows you to submit questions about the transition.

Q: What is the response time and how often will new answers be added to the website? What if an answer to my question is not put on the website?

A: We will try to post responses to questions weekly. E-mails will not be answered individually, but they will be addressed collectively as appropriate. We cannot answer all questions submitted, but we will do our best to provide you with as much information as possible.

Additional Information and Where to Find It

On July 20, 2006, Quantum filed with the SEC a Registration Statement on Form S-4 in connection with the acquisition by Quantum of ADIC, and, on July 21, 2006, ADIC mailed to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above.